January 23, 2006


Mr. Lawrence Trachtenberg
Executive VP and Chief Financial Officer, Mobile Mini, Inc.
7420S. Kyrene Road, Suite 101
Tempe, AZ  85283



Re:	Mobile Mini, Inc.
Form 10-K for the fiscal year ended December 31, 2004
      File No. 1-12804



Dear Mr. Trachtenberg:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at
(202) 551-3732 or, in her absence, to the undersigned at (202)
551-
3768.



Sincerely,



John Cash
Branch Chief
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Mr. Lawrence Trachtenberg
Mobile Mini, Inc.
December 29, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE